UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and appointment of Independent Directors

Mr. Wei Lyu, an independent director of Davis Commodities Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), a member of the audit committee, the compensation committee, and the nominating and corporate governance committee of the board of directors of the Company (the “Board”), and the chairperson of the compensation committee of the Board, notified the Company of his resignation as a director for personal reasons, effective November 1, 2023 (the “Resignation”). Mr. Wei Lyu’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Mr. Shi Wei Lay, an independent director of the Company, a member of the audit committee, the compensation committee, and the nominating and corporate governance committee of the Board, and the chairperson of the audit committee of the Board, notified the Company of his resignation as a director for personal reasons, effective November 1, 2023 (together with Mr. Wei Lyu’s resignation, the “Resignation”). Mr. Shi Wei Lay’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On November 1, 2023, the Board appointed each of Mr. Khor Khie Liem Alex and Mr. Long Jia Kwang as (i) an independent director of the Company, and (ii) a member of each of the nominating and corporate governance committee, audit committee, and compensation committee of the Board; and appointed (i) Mr. Long Jia Kwang as the chairperson of the compensation committee of the Board, and (ii) Mr. Khor Khie Liem Alex as the chairperson of the audit committee of the Board. The foregoing appointments are intended to fill the vacancies created by Mr. Wei Lyu’s and Mr. Shi Wei Lay’s departures. The Company has determined that each of Mr. Khor Khie Liem Alex and Mr. Long Jia Kwang satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market, LLC, and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The biographical information of each of Mr. Khor Khie Liem Alex and Mr. Long Jia Kwang is set forth below.

Mr. Khor Khie Liem Alex, age 55, has served as the Company’s independent director since November 2023. Mr. Khor has more than 26 years of experience in finance, capital markets, financial reporting and financial compliance. Since July 2004, Mr. Khor has served as the executive director of KBS Capital Partners (S) Pte. Ltd. (“KBS Capital”), a company founded by him. KBS Capital specializes in providing accounting, tax, company secretarial compliance and corporate advisory services for various transactions, including IPO, M&A and project financing. Mr. Khor has been an independent non-executive director and audit committee chairman of Xinming China Holdings Limited (HK02699) since August 2021, and Sanai Health Industry Group Company Ltd (HK01889) since February 2021, respectively, and has been an independent non-executive director and nomination committee chairman of Pa Shun International Holdings Limited (HK0754) since March 2023. Mr. Khor was admitted as an associate and a fellow member of Association of Chartered Certified Accountants, UK in 1999 and 2002, respectively. Mr. Khor graduated with a Master of Business Administration from University of Leicester, UK in 2004. Mr. Khor is a Chartered Accountant of both of the Institute of Singapore Chartered Accountants and Malaysian Institute of Accountants.

Mr. Long Jia Kwang, age 45, has served as the Company’s independent director since November 1, 2023. Mr. Long has extensive experience in accounting and financial management and has eight years of experience in managerial roles. Since January 2022, Mr. Long has served as the executive director and chief financial officer of JE Cleantech Holdings Limited, a company listed on Nasdaq (JCSE). Since December 2014, Mr. Long has served as the Financial Controller of JCS-Echigo Pte Ltd, a wholly owned subsidiary of JE Cleantech Holdings Limited, where he was responsible for overseeing the accounting and finance aspects of the company’s business operations and collaborations with business partners. From October 2007 to October 2014, Mr. Long served as the Audit Senior Manager of KPMG LLP, Singapore. From February 2000 to October 2007, Mr. Long served at KPMG Johor Bahru, where he was promoted from Audit Assistant to Deputy Manager. At KPMG Johor Bahru, Mr. Long performed a full spectrum of accounting functions, including audit testing for numerous financial accounts and tests of controls, developed audit plans, and trained new staff accountants. Mr. Long is a Chartered Accountant certified by the Institute of Singapore Chartered Accountants. Mr. Long received his Bachelor of Commerce Degree from the University of Adelaide, Australia in 1999.

Neither Mr. Khor Khie Liem Alex nor Mr. Long Jia Kwang has a family relationship with any director or executive officer of the Company and nor has either of them been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: November 2, 2023	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairwoman and Executive Director (Principal Executive Officer)

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